40-33 Branch 18 811-7758

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING RECEIVED DEC 15 2003 WASH. D.C. 155 SECTION

December 8, 2003

03044094

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569), and Raymond Cunningham

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser and Raymond Cunningham, two copies of one pleading in State of New York, Plaintiff, v. INVESCO Funds Group, Inc. and Raymond Cunningham, Defendants, received on or about December 3, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes

PROCESSED
JAN 23 2004
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

STATE OF NEW YORK, Plaintiff, -against- INVESCO FUNDS GROUP, INC., and RAYMOND CUNNINGHAM. Defendants.	**COMPLAINT** **INDEX NUMBER**

Plaintiff, by Eliot Spitzer, Attorney General of the State of New York, on behalf of the State of New York, complaining of the above-named defendants, alleges upon information and belief, that:

INTRODUCTION

1. Pursuant to the provisions of the Martin Act (Article 23-A of the General Business Law), Eliot Spitzer, Attorney General of the State of New York, commenced an investigation of the mutual fund industry in July 2003. As part of that investigation the Attorney General has uncovered evidence that defendant Invesco Funds Group, Inc. ("Invesco"), the investment advisor to the Invesco family of mutual funds, engaged in a fraudulent scheme to allow favored customers to conduct what is known as mutual fund timing -- trading rapidly in and out of the Invesco funds as a way of realizing arbitrage profits. These mutual fund timing arrangements were highly profitable for both Invesco and the mutual fund timers, but damaged Invesco's customers by steadily skimming their assets.

2. Invesco's senior management approved and institutionalized these arrangements until Invesco became a center for fund timers, who pumped billions of dollars of timing trades through its funds. The true nature of Invesco's business was hidden from average investors, however, who were tricked into entrusting Invesco with their savings (and paying Invesco management fees) when in fact Invesco ran its funds for its own benefit and for its favored timing customers.

3. Invesco and its officers committed fraud and violated their fiduciary duties both by allowing Invesco funds to be timed and by concealing their timing arrangements from the investing public. The damages from this fraud are the fees that Invesco collected from the unwitting long-term investors in the funds Invesco had turned over to timers--approximately $160.8 million, plus the dilution and other costs that the timing activity visited on these customers.

4. In this action the State of New York seeks a judgment and order, inter alia, permanently restraining and enjoining the individual defendants from engaging in the offer and sale of securities within and from the State of New York, and directing that all defendants cease and desist from further violating New York's securities law, that all fees collected and profits obtained from the illegal activity be disgorged, that restitution and damages be awarded, and that costs and penalties be assessed and paid to the State of New York.

PRELIMINARY STATEMENT

5. For at least the period from 2001 to present, Invesco routinely entered into timing arrangements with various institutional investors. It developed formal policies for approving and monitoring these arrangements, which were referred to at Invesco as "Special Situations." Senior Invesco executives were involved in developing the Special Situations policies and approving mutual fund timers pursuant to them. These executives included: (1) Invesco's President and Chief Executive Officer, defendant Raymond Cunningham, who was credited internally at Invesco with developing certain of the policies; (2) Invesco's senior portfolio manager and Chief Investment Officer, Timothy Miller, who was required to sign off on all timing arrangements; (3) Invesco's Senior Vice President, National Sales, Thomas Kolbe, who issued the Special Situations policies; and (4) the head of the Invesco "timing police," Michael Legoski, who monitored Special Situations and closed out unwanted fund timers. These executives kept the Special Situations program secret by prohibiting any documentation of the timing arrangements and concealing the program's existence from the independent directors of the Invesco funds.

6. The Special Situations timing activity was in clear violation of Invesco's prospectus, which limited investors to four exchanges out of a fund in any twelve month period. The prospectus concealed the fact that the trading limit did not apply to Invesco's fund timers, who were permitted as many as 80 exchanges in a year. In fact, the prospectus contained no mention of the mutual fund timing program and instead created the misleading impression that Invesco monitored and discouraged timing. Invesco's Chief Compliance Officer, James Lummanick, recognized as much in a memorandum to defendant Cunningham in early 2003: "Given INVESCO Mutual Fund prospectus and the current level of market timing among the

INVESCO Mutual Funds, INVESCO should do *something* in the near term, if only modify existing prospectus language." (*Emphasis in Original*) (Exhibit A)

7. The purpose of the timing program was to increase Invesco's assets under management, and thereby increase the fees Invesco received. The program was successful. Invesco was able to gather an extremely large pool of timing assets – approximately $900 million by mid 2002 – and gathered millions of dollars of additional fees as a result.

8. Timers moved their money rapidly in and out of the Invesco funds. To give an example of the size of the resulting flows, Invesco allowed Canary Capital Management LLC, its largest Special Situation, to make 141 exchanges in the Invesco Dynamics fund during the two-year period from June 2001 to June 2003. Canary's exchanges alone during this period totaled <u>$10.4 billion</u>, more than twice the overall size of the fund. When all timing activity in Dynamics fund's C shares (the shares most favored by timers like Canary) was aggregated by Lummanick, he arrived at an annual turnover rate of more than <u>6000%</u> (six thousand percent) for 2002. (Exhibit A) One of his staff expressed alarm about these flows and their impact on the suitability of the funds as an investment: "The Dynamics Fund is whipsawed by large dollar amounts of timing activity. This fund is marketed to children and their families at the monthly Mutual Funds Saturday program at the Young American's Bank." (Exhibit B)

9. This type of trading was extremely profitable for Invesco's approved timers. For example, Canary timed the Invesco Dynamics fund as it declined, pursuing a hedged trading strategy that allowed it to benefit from the fund's losses. During the two-year period it realized profits (including the effect of hedging transactions but excluding certain costs) of

approximately $50 million, a return of approximately 110%. During this same period buy-and-hold investors in the Dynamics fund lost 34 %.

10. One of the reasons that rank and file Invesco customers fared so poorly is that they were underwriting the spectacular returns enjoyed by Canary and the many other timers Invesco had allowed into the funds. Indeed, there is uniform acknowledgment that timing hurts buy-and-hold mutual fund shareholders because it dilutes the value of their shares. This was born out by an Invesco study estimating that Invesco funds with "heavy timing flows" produced returns between .75% and 1% lower than non-timed funds. (Exhibit A) Miller acknowledged that timing activity was "costing our legitimate shareholders significant performance" in a February 12, 2003 email to defendant Cunningham, Kolbe, and Legoski (Exhibit C). While the defendants subsequently reduced the amount of timing assets thereafter, they allowed the Special Situations to continue.

11. The arbitrage that drives fund timing does not work without a mass of unsuspecting customers willing to invest in the target funds for the long term. Accordingly, Invesco's pitch to the investing public stressed the importance of a long-term perspective that would keep money in the Invesco funds. For example, in a letter to "fellow shareholders" in the 2002 Invesco Funds annual report, Invesco's then-CEO Mark Williamson tells investors that the key to dealing with market volatility is "to maintain YOUR LONG-TERM FOCUS." (Emphasis in Original) A year earlier he had reassured Invesco customers that a market upswing would eventually "reward those investors with the vision and fortitude to have seen beyond the clouds and invested for the long term." He further cautioned against speculation, "which invites market timing, a notoriously ineffective way to invest."

PARTIES

12. This action by the Attorney General on behalf of the people of the State of New York is brought in the name of the State of New York pursuant to Civil Practice Law and Rule §1301.

13. Defendant Invesco Funds Group, Inc. ("Invesco") is a wholly-owned subsidiary of AIM Investments Services, Inc. ("AIM") which is an indirect subsidiary of Amvescap, PLC ("Amvescap"), a publicly-traded holding company. Amvescap operates AIM, Invesco, and Atlantic Trust brands, with approximately $332.6 billion in assets under management as of December 31, 2002. Amvescap's corporate headquarters are located at 30 Finsbury Square, London, EC2A 1AG, England with a domestic office located at 11 Greenway Plaza, Houston, Texas 77046.

14. Invesco was established in 1932 and serves as the investment advisor for approximately 48 mutual fund companies within the Invesco family of funds, having combined assets of $18 billion on behalf of over three million shareholder accounts as of November of 2002. Invesco is located at 4350 South Monaco Street, Denver, Colorado. Invesco is in the process of transferring its investment advisory agreements with the Invesco funds to AIM, which will in turn hire an Invesco entity as a subadvisor for these funds.

15. Defendant Ray Cunningham ("Cunningham"), a resident of Denver, Colorado is, and was at all relevant times, President and Chief Executive Officer (starting in 2003) or Chief Operating Officer of Invesco. Defendant Cunningham is also a member of the board of directors of the Invesco funds.

STATUTORY SCHEME

16. Article 23-A of the General Business Law ("GBL"), of the State of New York, commonly referred as the "Martin Act," in general prohibits fraud in the offer and sale of securities within and from the State of New York.

17. As indicated, the Martin Act proscribes fraudulent practices in connection with the sale of securities. Among the provisions relevant to this action are the following:

(a) GBL §352(1), which prohibits fraud and fraudulent practices and provides, inter alia, that a violation of any section of Article 23-A of the GBL is a fraudulent practice and authorizes the Attorney General to investigate such practices;

(b) GBL §352-c, which prohibits any person, partnership, or corporation from making any false representations, engaging in deception or fraud, or concealing any material facts that the person knew, should have known, or made no reasonable effort to ascertain the truth;

(c) GBL §353, which authorizes the Attorney General to seek a permanent injunction enjoining any individual or entity who has taken part in, or has been concerned with, fraudulent practices from directly or indirectly engaging in the issue, sale, or offer of securities within or from the State of New York, and for restitution.

18. GBL §349 makes unlawful any deceptive acts or practices in the conduct of any business, trade or commerce. The Attorney General is explicitly authorized to bring an action on behalf of the State of New York under this section to enjoin such acts and obtain damages.

19. Pursuant to GBL §350-d, civil penalties may be assessed against any individual or entity that violates GBL §349.

20. In addition, Section 63(12) of the Executive Law authorizes the Attorney General to seek an injunction barring repeated fraudulent and/or illegal conduct in the carrying on, conducting or transaction of business, and to seek restitution and damages.

BACKGROUND ON TIMING IN THE MUTUAL FUND INDUSTRY

A. Fund Timing

21. Mutual funds are meant to be long-term investments. They are designed for buy-and-hold investors, and are therefore the favored instruments for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders look for opportunities to siphon value out of mutual funds. One such scheme is mutual fund timing -- trading in and out of certain types of mutual funds to exploit inefficiencies in the way the funds set their prices or Net Asset Values ("NAVs").

22. Generally, mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The NAV reflects the closing price of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or sell its shares (the mutual fund industry calls sales by investors "redemptions" or "exchanges") at the NAV with the public all day-- but unlike a stock, the price of a mutual fund does not change during the course of the day. Rather, a mutual fund always fills orders it receives at the next available NAV. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. EST ff get that day's NAV, but an

order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.

23. Mutual fund timing is the rapid trading of a fund's shares to exploit arbitrage in the fund's NAV. It works because some funds use stale prices to calculate the value of securities held in their portfolios. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 1:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fifteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect such value, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the stale price is virtually assured of a profit that can be realized the next day by selling after the increased fund value is reflected in its price. This and similar strategies are known as "time zone arbitrage."

24. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

25. A third type of arbitrage is available to the timers who engage in "late trading"-- buying or selling shares after 4:00 p.m. EST on a given day while receiving that day's

NAV. Late trading allows timers to capitalize illegally on post-market close events. In essence, all NAVs are "stale" after 4:00 p.m. EST, so the ability to trade late creates arbitrage opportunities in any kind of mutual fund.

B. The Effect on Fund Timing on Long-Term Shareholders

26. Effective mutual fund timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as happened in certain of the Special Situations that Invesco permitted -- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors experienced in a declining market.

27. Fund timing is not entirely risk free, however. The timer has to keep his or her money in the target fund for at least a day, so he or she may enjoy additional gains or incur losses, depending on the market. But such gains and losses are distinct from the timer's arbitrage profit, which capitalizes on price inefficiencies.

28. Besides the pure wealth transfer of arbitrage (called "dilution"), timers also harm long-term investors in their target funds in a number of other ways. First, they impose their transaction costs, such as commissions, on the long-term investors. Second, trades necessitated by timer redemptions can lead to realization of taxable capital gains or losses at an undesirable time, increasing the tax bill for long-term investors. Third, the timer's trades may result in the portfolio managers having to buy stock as it is going up in price or sell it into a falling market. This is vividly illustrated by Miller's complaint about timing activity in four

Invesco funds in February of 2003: "I had to buy into a strong early rally yesterday, and I know I'm negative cash this morning because of these bastards and I have to sell into a weak market." (Exhibit C)

29. Fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers and allows the long-term investors' money to be skimmed in a streamlined way. This "strategy" can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the fund's assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

C. Tools to Combat Fund Timing

30. Mutual fund managers are aware of the damaging effect that fund timers have on their funds. And while the effects on individual shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact amounts to billions of dollars a year. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Invesco's Special Situations -- are easy to spot. And mutual fund managers have tools to fight back against timers.

31. Fund managers have the power simply to reject timers' trades. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe

out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short-term trading. In addition, fund managers have the right to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

D. Incentives for Allowing Fund Timing

32. Typically a single management company sets up a number of mutual funds to form a family of mutual funds or a fund complex that carry its name. Thus, Invesco is the investment manager for the Invesco Dynamics Fund, the Invesco Core Fund, the Invesco Technology Fund and so on. While each mutual fund is ostensibly its own company, as a practical matter the management company runs each fund. The portfolio managers who make the investment decisions for the funds and the executives to whom they report all receive their pay checks from the management company, not from the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and offers the manager more assets for the funds in exchange for the right to time. Often the manager and the timer simply agree that the timing assets will remain in the manager's family of funds at all times, so that they will always be either in the manager's target fund or parked in a money market fund run by the manager.

34. As an additional inducement for allowing the timing, management companies often receive "sticky assets." These are typically long-term investments by the timers in one of the fund manager's other financial vehicles (often a bond fund or a hedge fund run by the manager) that assure a steady flow of management fees to the manager.

MARKET TIMING AT INVESCO

A. Invesco's Timing Program

35. Invesco developed a highly systematic approach to allocating timing capacity. The criteria for acceptance for the Invesco timing program are set out in an October 18, 2001 memorandum authored by Michael Legoski, Invesco's timing policeman, to Kolbe. "This memo is intended to identify to you, who, how and why we are working with timers at this junction. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco's timing policy, including:

- I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.
- Minimum dollar amount is $25 million.
- Invest only in those IFG funds we clear for them and then at a maximum dollar amount.
- When out of the market the money must stay in our Money Market or one of our bond funds.
- Receive clearance on all relationships from Tim Miller.
- Due to market conditions is why this program exists.

36. In a May 17, 2002 email Legoski expanded on the Special Situations policy. He stated "I have been working with this type of business at [Invesco] sense [sic] 1986... If done correctly this kind of business can be very profitable." After describing the procedures

relating to Canary's trading in particular and Special Situations in general, Legoski lists "Critical Success Factors." The first of these is active involvement by Invesco's senior managers: "At [Invesco] our Chief Operating Officer [defendant Cunningham], Chief Investment Officer [Miller] and National Sales Manger [sic] [Kolbe] support this effort. With out [sic] their efforts the process would not and could not work."

37. Invesco developed a systematized approach to gathering timing assets, which included an application form to be completed by potential fund timers that were interested in participating in the Special Situations program. The form consists of four separate written questions concerning the nature of the timing entity, its approach to trading, its relationship with other mutual fund companies, and a conclusion "summarizing your proposed business relationship with Invesco. If there is additional information that you would like to disclose please do not hesitate in adding it."

38. Numerous fund timers were accepted into the Invesco program. By January of 2003, a memorandum by Legoski stated that Invesco had thirty-three Special Situations involving broker-dealers "brought on board in the last 1.5 years" and forty registered investment advisors ("RIAs") involved in timing "who in some cases have been with the firm for over 10 years" as well as numerous retail timers. Legoski estimated that total timing assets were $628 million, a figure that was down by roughly $300 million from a peak during the summer of 2002.

39. On March 3, 2003, Legoski prepared a 47-page overview of "Special Situations and Timing Money at [Invesco]" for Kolbe. A copy of this report went to defendant Cunningham as well. In the course of reviewing the status of various approved timers, Legoski discussed the trading approach used by one Special Situation, the brokerage firm Brean Murray

& Co. Brean Murray had approximately $56 million in timing funds at Invesco (an amount that Legoski states was being reduced) and used a timing model that involved shorting positions in Invesco funds to generate additional returns. Legoski did not indicate any concern about the effect such short sales would have on buy-and-hold investors in the targeted Invesco funds. The memorandum also describes a timer with permission to time an Invesco European fund "[w]ith $1.9 million in [the] Tax Free Money Fund as sticky money."

40. A memorandum authored by Kolbe and Legoski dated March 11, 2003, formally sets out Invesco's "Special Situations Policies and Procedures" as of that date-- a time when Invesco was focusing on reducing the amount of timing money in its family of funds. It (1) lists the Invesco funds in which timing would be allowed; (2) gives instructions for detecting and eliminating rogue fund timers ("unwanted guests"); and (3) sets out steps for accepting new Special Situations. As part of this last category, it sets out the Invesco policy on "Sticky Money":

- Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded
- This money will follow prospectus guidelines
- It can be traded a maximum of 4 times a year per prospectus
- The money will be placed in funds at [Invesco] that [Invesco] and the representative [on the account] agree on
- All Special Situations must use [Invesco] money Market Funds when out of the market
- If [Invesco] Money Market can not be used then this will stop the relationship, there is no middle ground here

41. Special Situations at Invesco were never reduced to written contracts. In fact, the Special Situations policy states that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

42. On June 2, 2003, Legoski sent another 47-page memorandum to defendant Cunningham and to Kolbe giving another overview of Special Situations. Besides describing existing timing arrangements in detail, it discusses Legoski's efforts to reduce (but not eliminate) the overall amount of timing money in certain Invesco funds and his success in identifying and ejecting "uninvited guests." The memorandum also lists 28 RIAs who had traded Invesco funds in excess of the four-exchanges-per-year prospectus rule, including one who had made 82 "round trips" in the Invesco Small Company Growth fund in a single year. Legoski indicated that he planned to ask this RIA and another with similar rapid trading either to reduce the velocity of their trades or to leave Invesco, and that all RIAs would be limited to "10 sells per fund or less for a 12 month period of time."

43. Throughout the relevant period, Invesco demonstrated that it was perfectly capable of excluding timers when it wanted to. Referring to "uninvited guests," Legoski stated "I aggressively look for this money and when identified stop the trading." Such timers received a letter explaining that market timing was inconsistent with Invesco's philosophy of maintaining a long-term investment perspective and that Invesco would prevent timers from "impairing the investment potential that our many long-term shareholders deserved."

44. Indeed, Invesco could have eliminated (or at least greatly reduced) timing at a stroke by establishing early redemption fees. In his January 2003 memorandum, Mr. Legoski lists the most popular funds with timers (including international, sector, small cap and high yield funds) before concluding that "you will find timing in every one of our funds to some extent. Except those with redemption fees where the fee has not been waived." However, Invesco waived such fees, which would otherwise have eliminated the arbitrage opportunities that attracted fund timers and reimbursed long-term shareholders for the costs of timing activity.

This practice created tension with Invesco prospectus language that stated redemption fees would be imposed for quick turn-around traders. One Invesco employee suggested in an August 2003 memorandum that the disclosure for an international fund needed to be updated "with language that is more clear (or more vague) about out timing policy. . . . we need to take a hard look at how it is we are communicating our decision not to charge a redemption fee while reserving our right to do so."

B. Invesco's Misleading Disclosure

45. Invesco never disclosed the existence of the Special Situations, an omission that itself constitutes fraud. In addition, Invesco prospectuses contained materially misleading statements assuring investors that the fund managers discouraged mutual fund timing. The typical prospectus states in relevant part that:

> We have the following policies governing exchanges:
>
> - You may make up to four exchanges out of each Fund per twelve-month period, but you may be subject to a redemption fee (Investor Class only) described below.
> - Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund. Notice of all such modification or termination that affect all shareholders of the Fund will be given at least sixty days prior to the effective date of the change, except in unusual instances, including a suspension of redemption of the exchanged security under 22(e) of the Investment Company Act of 1940. (Emphasis Added)

In fact, Invesco routinely allowed favored customers to trade far in excess of four times a year. It never sent notice to its shareholders that timing, which affected all buy-and-hold investors of the targeted funds, was in fact being allowed. Nor could it have concluded that its timing program "was in the best interests" of any Invesco fund because, as described in more detail below, the defendants knew that the Special Situations were damaging the funds.

C. Damage to Invesco Funds

46. Invesco's senior management was repeatedly put on notice that timing was harming its buy-and-hold investors, but never put a stop to it. "This type of activity is not in the best interest of the other fund shareholders" read one June 2002 memorandum to defendant Cunningham concerning timing in the Dynamics fund. (Exhibit D) "[Market timing] is killing the legitimate shareholders of [the Dynamics and Technology] funds" Miller wrote to Legoski on October 3, 2002, copying defendant Cunningham and Kolbe.

47. Lummanick, Invesco's Chief Compliance Officer gave an exhaustive list of the types of harm caused by fund timing in a January 15, 2003 memorandum to defendant Cunningham on the topic of Invesco's timing disclosure. Among other things, he noted that:

- Fund timing has a negative impact on performance by causing portfolio managers to increase their use of cash and various strategies for dealing with large flows of money.
- Invesco had conducted a study indicating that Invesco funds subject to heavy timing flows underperform similar funds without timing by 75 to 100 basis points.
- Fund timing causes negative tax consequences for investors. " This adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden." (Emphasis in Original)
- The timing activity at Invesco was so massive that it hurt the returns of the Invesco money market funds by forcing managers to invest in highly liquid investments.
- Fluctuations in asset levels caused by timers (up to 12% in a day) led to "artificially high expense accruals charged to long term investors who are not market timers."
- Fund timers distort the investment style of target funds: " . . . market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash

flows could be better spent picking securities and developing long-term strategies."

- "High volumes of market timing activity increases [sic] the risk that portfolio managers will make errors."

The memorandum goes on to calculate market timer turnover for the year 2002 in a number of Invesco funds, focusing on share classes favored by timers. This analysis yields turnover of 6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund. It concludes that "[e]ven in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio." (Exhibit A)

48. Damage to the funds was recognized again by Miller in an email message to defendant Cunningham, Kolbe and Legoski on February 12, 2003:

> I sent a message yesterday about the timers (it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance. I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.

Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of late trading. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.

49. In response to Miller's February 12th email, Charles Mayer, Senior Vice President, Equity Value responded:

> As far as I'm concerned they don't need to go--they're gone. I will not accept another penny of their money!

50. Cunningham replied:

> I realize that we are constantly trying to balance revenue and growth with an accommodation for this type of business, however, this type of activity was never discussed as an acceptable type of trading pattern. ... I cannot speak for all of the PMs affected, but Tim has always been willing to work with timers as a group and it is unfortunate, but when a willing PM cannot effectively deal with the business, one can only imagine how someone (with less understanding of the additional challenges of this type of business) will react....

51. Kolbe further responded:

> I could not agree more that violation of the trust we have extended towards Canary is a serious breach. <u>Obviously this cuts across potential revenue and clearly impacts our many long term investors</u> no less the patience of the portfolio mangers willing to try to work with timers to some degree.... (<u>Emphasis Added</u>)

52. A week later, on February 20, 2003, Kolbe sent an email informing senior management of the recent developments regarding the new terms of Canary's timing arrangement. Kolbe wrote:

> As all of you are aware, <u>recent activity by Canary caused negative economic impact to our funds</u>. ... Canary currently has about $280 million with us domestically and $86 million in the offshore funds. ... I spoke with many of the portfolio managers and we have indications of willingness to work with Canary but at a significantly reduced dollar amount. ...We are cutting their dollar amount down significantly $280 million to $85 million. ... (<u>Emphasis Added</u>)

53. Invesco continued to allow Canary to time its funds until Canary withdrew its money after receiving a subpoena from the New York Attorney General's office in July of 2003.

FIRST CAUSE OF ACTION

54. The acts and practices of the defendants relating to timing violated section 352-c(1)(a) of the General Business Law, in that they involved the use or employment of a fraud, deception, concealment, suppression, or false pretense, engaged in to induce or promote the issuance, distribution, exchange, sale, negotiation or purchase within or from this state of securities or commodities.

SECOND CAUSE OF ACTION

55. The acts and practices of the defendants relating to timing violated section 352-c(1)(c) of the General Business Law, in that they involved the use or employment of a representation or statement which was false, where the person who made such representation or statement: (i) knew the truth; or (ii) with reasonable effort could have known the truth; or (iii) made no reasonable effort to ascertain the truth; or (iv) did not have knowledge concerning the representation made, and where such acts or practices were engaged in to induce or promote the issuance, distribution, exchange, sale, negotiation or purchase within or from this state of securities or commodities.

THIRD CAUSE OF ACTION

56. The acts and practices of the defendants relating to timing violated section 352-c(2) of the General Business Law, in that defendants engaged in an artifice, agreement, device or scheme to obtain money, profit or property by a means prohibited by section 352-c of the General Business Law.

FOURTH CAUSE OF ACTION

57. The acts and practices of defendants relating to timing were fraudulent and deceptive in violation of General Business Law § 349.

FIFTH CAUSE OF ACTION

58. The acts and practices of the defendants relating to timing violated section 63(12) of the Executive Law, in that defendants engaged in repeated fraudulent or illegal acts or otherwise demonstrated persistent fraud or illegality in the carrying on, conducting or transaction of a business.

59. Plaintiff State of New York on behalf of the People of the State of New York has been irreparably harmed and has no other remedy at law.

WHEREFORE, plaintiff demands judgment against the defendants as follows:

A. That all defendants be permanently restrained and enjoined from engaging in any fraudulent practices in violation of Article 23-A of the General Business Law, Section 349 of the General Business Law and section 63(12) of the Executive Law;

B. That the individual defendants be permanently restrained and enjoined from directly or indirectly engaging in the sale, offer to sell, purchase, offer to purchase, promotion, negotiation or distribution of any mutual funds;

C. That defendant Invesco, and any of its agents or others acting on its behalf be restrained and enjoined permanently from permitting timing of its mutual funds.

D. That all defendants, pursuant to GBL § 353 (3), GBL §349 and Executive Law § 63(12), disgorge all profits obtained, including fees collected and pay all restitution and damages caused, directly or indirectly by the fraudulent acts complained of herein;

E. That all defendants pay penalties pursuant to GBL § 350-d;

F. That all defendants pay costs; and

G. That the Court award such other and further relief to plaintiff as the Court may deem just and proper in the circumstances.

Dated: New York, New York
December 2, 2003

ELIOT SPITZER
Attorney General of the State of New York
Attorney for Plaintiff
120 Broadway, 23rd Floor
New York, New York 10271
(212) 416-8591

By: ______________________________
David D. Brown, IV
Bureau Chief,
Lydie Pierre-Louis
Assistant Attorney General,
Investment Protection Bureau,
Of Counsel

CONFIDENTIAL
PROTECTED BY
ATTORNEY-CLIENT
PRIVILEDGE

Memorandum

INVESCO

INVESCO Funds Group, Inc.®
4350 South Monaco Street
Denver, Colorado 80237

INVESCO Distributors, Inc., Distributor

Date: January 15, 2003

To: Ray Cunningham

From: Jim Lummanick

Re: Market-Timing Disclosure In Prospectuses Of The INVESCO Mutual Funds

---

Summary

Activity of market timers in many of the INVESCO Mutual Funds is at high levels. Whether the level of such activity is acceptable is a business decision that has legal and compliance impacts. Regardless of the levels of market timing permitted, INVESCO probably should amend its present prospectus disclosure. Another alternative would be to examine options to limit market timing that are available to all mutual funds as the result of a recent SEC no-action letter discussed on pages 6 and 7 of this memo. As prospectuses come up for revision in 2003, a policy decision is required on the approach INVESCO will take.

Current Prospectus Disclosure

For most of the INVESCO Mutual Funds, the prospectus disclosure on market timing states:

> You may make up to four exchanges out of each Fund per twelve-month period . . . .
>
> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy, if it is in the best interests of the Fund and its shareholders. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least 60 days prior to the effective date of the change . . . .

Taken together, these two sections of the prospectuses state that only four round trips are permissible, but that the Funds reserve the right to modify that policy, with 60 days notice, if such a change is *in the best interests of a Fund and it shareholders.*

Issues

INVESCO is becoming known as a timer-friendly complex. Although this may not be our intent, we are recognized as such on websites, such as SAAFTI's, designed for market timers. INVESCO appears, at least to the outside world, to have made a *de facto* business decision to permit (or at least not discourage) market timing unless it materially interferes with the ability of a portfolio manager to manage investments. It could be argued that INVESCO effectively has waived the four round trip limitation contained in its prospectuses for many accounts. Those at IFG who deal with market timers estimate that between $700 million and $1 billion of the assets in the INVESCO Mutual Funds at any given time are attributable to market timers; at my request, we're attempting to come up with a more solid figure. Arguably, INVESCO has increased its business risk by granting frequent exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders.

While this waiver benefits market timers, it may not be the same thing as acting "in the best interests of the Fund and its shareholders," and INVESCO certainly has not informed investors of a *de facto* change. Conventional wisdom holds that high levels of market timing potentially disadvantage long term investors in a number of ways:

- By definition, the need to deal with market timing increases either (i) cash equivalent balances, (ii) borrowing, (iii) the volume of trading transactions in a Fund or (iv) cash hedging strategies such as ETFs, index futures and options. The long-term holders of a Fund do not cause the need for increased cash, interest bearing instruments, derivatives or increased transaction costs, but see their performance impacted nonetheless.

- While by no means an exhaustive study, INVESCO Global Asset Management, N.A. has tracked performance of institutional accounts versus retail accounts with heavy timing flows. Since IGAM utilizes a model portfolio approach, this is fairly simple for IGAM to study. IGAM has advised IFG that, on a gross basis (exclusive of fees), the non-timed institutional IGAM portfolios produce returns anywhere from 75 to 100 basis points higher than the timed retail portfolios. There is no reason to believe that these differences do not exist in other portfolios. At the same time, whether elimination of market timing would automatically result in a 75-100 basis point performance improvement across the heavily timed funds is, of course, impossible to predict.

- The long-term shareholders receive a Fund's distributions of taxable ordinary income or capital gains generated by market-timing activity. Thus, the long-term investors' after-tax performance is reduced by the taxes on the distributions.

Market timers that generate the additional taxable distribution activity usually are *not invested* at distribution time and are thus able to intentionally avoid taxes on the very distributions they have caused. This adds insult to injury for long-term shareholders, since they suffer potentially lower returns *and* an extra tax burden.

- A large percentage of the market timing activity in the INVESCO equity Funds is from exchanges in and out of the INVESCO money market funds. The money market funds' portfolio management team has been forced to adopt a highly liquid investment strategy to accommodate the large volume of inflows and outflows. This strategy often includes positions in excess of 50% total net assets in overnight repurchase agreements, which lowers money market performance.

- Inflows and outflows by market timers can cause significant variations in a Fund's total net assets. We have noted fluctuations of up to 12% of a Fund's assets in and out within 24 hours. The calculation and timing of expense accruals is based on snapshots of assets under management which may be temporarily over- or understated and are charged to the Fund daily. Expense accruals may be calculated while timers are momentarily invested, thus resulting in artificially high accruals charged to long term investors who are not market timers.

In a down market, of course, higher levels of liquidity may work to protect shareholders from market declines. But it could be argued that the policy of waiving the round trip limits for clients that shift assets among the INVESCO Mutual Funds benefits INVESCO (by providing some continuity in management fees). Of course, that doesn't necessarily benefit shareholders of any individual Fund, although it certainly could benefit shareholders of all Funds as a group by economies of scale derived across the complex. However, market timing has some potentially detrimental effects for INVESCO, as well:

- By causing frequent inflows and outflows, market-timing investors impact the investment style of a Fund. For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market, or may even invest in securities that provide extreme liquidity at the expense of performance. In short, market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies.

- High volumes of market timing activity increases the risk that portfolio managers will make errors, as is evidenced by recent compliance violations. In recent months, several compliance violations have been caused, or at the very least exacerbated, by unsuccessful attempts by portfolio managers to deal with market timing.

- Under the pending INVESCO reorganization, INVESCO is expected to have a number of new products, subadvised by portfolio managers who have great track records, but modest 40 Act experience and almost no experience with high levels of market timing flows. These heavy market timing flows are a difficult enough problem for our experienced portfolio managers, and will only add to the burden of new Funds and their managers.

- Some market timing activity is redeemed out of the INVESCO Mutual Fund complex entirely to unaffiliated money market funds managed by brokers who bring the timing business to us. The short amounts of time that the assets are in the complex creates volatility.

- The high volume of Fund share transactions processed by INVESCO incrementally increases its operating costs, and increases the potential for errors to occur. When market timers call to request that IFG research or cancel and correct trades, the reconciliation process is very time consuming and extensive. Market-timing shareholder statements are often many pages long due to the volume of trading.

- Sales quotas achieved by the sales groups may be skewed due to the constant movement of balances.

The Extent Of Market Timing Activity In The INVESCO Mutual Funds

Market timing is a fact of life in the mutual fund industry, particularly in times of volatile markets. But an analysis of year 2002 timing activity in many of the INVESCO mutual funds is instructive.

For many Fund classes, the sales and redemption activity is very high separately but is very minimal amounts when netted; the same is true for exchanges in and exchanges out. The netting of the numbers tends to mask the scope of the issue. For many of the Funds, the inflows and outflows per class appear to be similar in amount for both monthly and annual periods. Over time, it's a zero-sum game, and the reason is market timing.

In order to calculate the turnover rates of shareholder activity by class discussed in this memo, the following methodology was used:

1. Identify fund classes with relatively significant volumes of sales and redemptions or exchanges in and out with less significant net activity.

2. Calculate the total of sales and exchanges-in that are in approximately equal to respective redemptions and exchanges-out to estimate gross market-timing activity by fund class. (See attached sales and redemption report for examples.)

FOIA Confidential Treatment Requested

[redacted]

3. Divide the total from above step by the class assets under management at period end.

4. The resulting percentage reflects the shareholder activity turnover rate by fund class assets under management.

This methodology is somewhat similar to the calculation of portfolio turnover. The attached sales and redemption report provides specific examples, but here are some highlights. Some of the most significant market timing percentages appear in the following Funds and classes:

Dynamics C	6,346%
European C	12,613%
Health C	1,961%
Telecomm C	3,117%
Small Co Growth C	22,064%
European A	1,385%
Int. BC Value A	1,728%

Even in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes still is impacted, since the classes share a common investment portfolio.

Alternatives

Whether INVESCO and the Funds wish to continue encouraging market timers is a business and investment decision, not a legal or compliance one. At the same time, the business decision does have legal and compliance ramifications. Several alternatives are available.

Enforce The Existing Prospectus Language

INVESCO could enforce the spirit and letter of the existing policy. In addition, adding *non-waived* redemption fees to *all* of the Funds would help slow market-timing activity.

Retain The Present *De Facto* Policy and Practice

Assuming that we do not wish to change the existing *de facto* policy, or want the flexibility to modify it at any time, we could change the disclosure to read:

> In ordinary circumstances, you may make up to four exchanges out of each Fund per twelve-month period. This restriction is waived in the case of [specific standards].

> Each Fund reserves the right to reject any exchange request, or to modify or terminate the exchange policy in its discretion. Notice of all such modifications or terminations that affect all shareholders of the Fund will be given at least 60 days prior to the effective date of the change . . . .

By eliminating the "best interests" language, INVESCO could avoid having to justify to regulators a subjective judgment call on whether waivers for market timing are in the best interests of a Fund and its shareholders. We also should consider additional disclosure in INVESCO's Form ADV, although I don't believe that is required if the actual policy is clearly disclosed in the prospectuses.

Create A New Policy As Permitted By Recent SEC Pronouncements

In November 2002, the Staff of the Securities and Exchange Commission issued a no-action letter to the Investment Company Institute (copy attached) (the "ICI Letter"), that essentially permits Funds to delay inter-fund exchanges (which are defined as simultaneous sales and purchases within the same fund complex). By doing so, funds presumably can take the perceived advantage out of many timing transactions and discourage market timers.

At an ICI Conference in December 2002, Douglas Scheidt, Chief Counsel and Associate Director of the SEC's Division of Investment Management, confirmed that under the ICI Letter, funds had a great deal of latitude in delaying exchanges as long as the delay policy was clearly and prominently disclosed in the prospectus, and consistently applied.

He noted that a change of this type is material and will require advance notice to shareholders before it is implemented. However, that could be accomplished by inserting a prospectus sticker into each quarterly statement, as long as the notice period was reasonable (he hinted that 60 days was likely fine). The notice requires a statement to the effect that exchanges would be effectuated at the NAVs of the funds calculated at a specified time *later* than the time the funds would next calculate NAV. In other words, an exchange requested on Monday could be delayed until Tuesday, and effectuated at Tuesday's NAVs.

Here are some points to consider:

- Mr. Scheidt stated that fund complexes could have different exchange policies for different investment companies, or different funds within a single investment company, assuming disclosure was adequate.

- Exchange restrictions can be imposed on exchanges requested after a certain cut-off time. This may help, since timing-related exchanges often occur later in the trading day.

- Exchange restrictions can be imposed above or below certain dollar limits.

- Exchanges can be disallowed for shares held less than a minimum amount of time. This is essentially like a CDSC or redemption fee, but has the same discouraging impact.

- This relief does not impact straight purchases or redemptions; funds redeemed and transferred to a third party money market fund, for example, would still have to be processed on the same day. The SEC Staff specifically refused to grant relief of this type in 1987, and did not change that position in the ICI Letter. INVESCO could still limit such transactions by refusing to take money back in, since the 40 Act mandates redemptions but does not require that any purchase be accepted. If delayed exchanges are implemented, a new purchase/redemption policy must be adopted *and enforced* at the same time, or market timers will simply purchase and redeem instead of exchanging, which will only serve to increase even more the volatility of flows.

Discussion

Given INVESCO Mutual Fund prospectus disclosure and the current level of market timing among the INVESCO Mutual Funds, INVESCO should do *something* in the near term, if only modifying existing prospectus language.

Obviously, any attempt to restrict market timing under the terms of the ICI Letter will not please market timers, although it could make life easier for portfolio managers and others at INVESCO and might result in healthier returns for long-term shareholders. The countervailing policy and departmental interests in this matter make INVESCO's approach to market timers a high-level policy judgment, but the ICI Letter provides mutual funds with alternatives they've never had in 60 years. The implications of this new relief are worth considering. The fact that the ICI fought hard for this relief indicates that the large mutual fund complexes that carry a lot of weight with the ICI are behind this position. If these restrictions suddenly become standard in the industry, INVESCO would be in step with the other significant industry complexes.

[redacted]

From: [redacted]
Sent: Thursday, December 12, 2002 6:21 PM
To: Lummanick, James
Cc: [redacted]
Subject: market timing

[illegible]

for your review and comment.

- The INVESCO Funds' prospectus disclosure states that four exchanges are allowed. The funds reserve the right to change this policy when *it is in the best interests of the Fund and its shareholders*. It also states that 60 days notice will be provided to shareholders of ***all*** policy changes that affect all of the shareholders. IFG has made exceptions to this policy that may be considered contrary to the prospectus disclosure. The level of market timing activity is not in the best interest of the non-market timing shareholders, nor have they been provided notification of the change in policy 60 days in advance. INVESCO Funds Group may be incurring business risk by continuing this market timing practice.
- The high volume of market timing activity increases the risk that portfolio managers may make errors, as is evidenced by recent compliance violations.
- Sales quotas achieved by the sales groups may be overstated due to the constant movement of balances.
- By causing frequent inflows and outflows, the market-timing investors impact the investment style of the fund. For example, a portfolio manager may need to buy or sell securities or hold cash at times that are contrary to his or her views of the best strategy in the current market. In short, market timers can interfere with the PM's decision-making process.
- Market timing increases cash equivalent balances or the trading transactions in the fund. The long-term holders of the fund do not cause the need for increased cash, interest bearing instruments or increased transaction costs. However, the long-term holders are the investors that receive the fund distributions of any taxable ordinary income or capital gains generated due to the market-timing activity. The long-term investor's after-tax performance is reduced by the taxes on the distributions. The market timers that generate the additional taxable distribution activity are NOT invested at distribution time to intentionally avoid taxes on the distributions they caused!!
- The inflows and outflows of market timers can cause significant variations in a fund's TNA. We have noted fluctuations of up to 12% in and out within 24 hours. The calculation and timing of expense accruals is based on snapshots of assets under management. The long term investors pay the expense charges for the duration of the year. The calculation of the expense accruals is impacted by the timing of market timer activity. When the timers are in a fund even for just one day, the expense accruals are charged to the long term investor daily!!
- The year-to-date market timing activity in some classes of our funds exceeds 1000%. The total year-to-date market timing activity exceeds IFG's total assets under management.
- A large percentage of the market timing activity that the equity funds experience is exchanged in and out of the IFG money market funds. The money funds portfolio management team is forced to adopt a highly liquid investment strategy to accommodate the large volume of inflows and outflows. This strategy includes positions in excess of 50% TNA in overnight repurchase agreements.
- Other market timing activity is redeemed out of the IFG complex to unaffiliated money funds. The short amount of time that the assets are in the complex creates volatility

- The high volume of fund share transactions processed by IFG increases the operating costs of our company as well as increases the potential for errors to occur. When market timers call to request that IFG research or cancel and correct trades, the reconciliation process is very time consuming and extensive. Market-timing shareholder statements are often multiple pages long due to the volume of trading
- The Dynamics Fund is whipsawed by large dollar amounts of market timing activity. This fund is marketed to children and their families at the monthly Mutual Funds Saturday program held at the Young American's Bank.
- Consider whether ADV disclosure of timing policies is needed.

Possible actions to be considered:

Discontinue or reduce the amount of market timing activity accepted in the funds.

Change the prospectus disclosure. This option may require 60 days advance notification to shareholders.

Add non-waived redemption fees to all of the funds to slow activity and to reduce burden to long-term investors.

Change timing policy and prospectus disclosure to permit delayed exchanges as recently allowed by the SEC.

[redacted]

From: Kolbe, Tom A.
Sent: Wednesday, February 12, 2003 11:41 AM
To: Cunningham, Ray R.
Cc: [redacted] Miller, Timothy; Legoski, Mike D.
Subject: RE: Canary Capital

I could not agree more that violation of the trust we have extended towards Canary is a serious breach. Obviously this cuts across potential revenue and clearly impacts our many long term investors no less the patience of the portfolio mangers willing to try to work with timers to some degree. Please note that we monitor timer activity to the best of our ability but often our response is after the fact. In the case of Canary, we will not only gather data but compare their activity to the understanding we have of their acceptable activity and get back to you ASAP in order to put together action steps. We will also compare and contrast the similarities and differences between the domestic and offshore understandings for your edification.

Tom Kolbe

-----Original Message-----
From: Cunningham, Ray R.
Sent: Wednesday, February 12, 2003 8:24 AM
To: Kolbe, Tom A.; Legoski, Mike D.
Cc: Miller, Timothy; [redacted]
Subject: RE: Canary Capital

Tom and Mike,

I realize that we are constantly trying to balance revenue growth with an accommodation for this type of business, however this type of activity was never discussed as an acceptable type of trading pattern. I am certain that we have reach a point where either our communication with them has broken down or they have chosen to ignore the original parameters we discussed. What is particularly difficult to comprehend is the sincerity of our conversations and the actural practice of their business. I cannot speak for all of the PMs affected, but Tim has always been willing to work with timers as a group and it is unfortunate, but when a willing PM cannot effectively deal with the business, one can only imagine how someone (with less understanding of the additional challenges of this type of business) will react.

Please obtain some data on this group and we ill discuss the action to be taken,

Thanks,
Ray

-----Original Message-----
From: [redacted]
Sent: Wednesday, February 12, 2003 7:27 AM
To: Miller, Timothy; Cunningham, Ray R.; Kolbe, Tom A.; Legoski, Mike D.
Cc: [redacted]
Subject: RE: Canary Capital

As far as I'm concerned they don't need to go – they're gone. I will not accept another penny of their money!

-----Original Message-----
From: Miller, Timothy
Sent: Wednesday, February 12, 2003 7:24 AM
To: Cunningham, Ray R.; Kolbe, Tom A.; Legoski, Mike D.
Cc: [redacted]

Subject: Canary Capital

I sent a message yesterday about the timers(it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health, and Tech. These guys have no model, they are day- trading our funds, and in my case I know they are costing our legitimate shareholders significant performance. I had to buy into a strong early rally yesterday, and now I'm in negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.

Tim Miller
Chief Investment Officer
INVESCO FUNDS GROUP

[redacted]

To: Ray Cunningham
From: [redacted]
CC: Jim Lummanick
RE: Market timing
Date: June 26, 2002

During the month of June, the Dynamics fund has experienced significant shareholder inflows and outflows that appear to be caused by market timing activity. The daily shareholder activity amounts have ranged from $76 million to $113 million to $198 million to a high of $260 million. There is a clear trend that the money flows in either in one or two days then is out either the next day or within two days. This pattern is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities. The amounts of the daily activity have clearly been increasing to a material percentage of the fund's assets (the high so far this month was 5.25% TNA on 6/19/02).

Upon review of the June 24, 2002 Month-to-Date Sales and Redemptions report, I noted that the month-to-date exchanges-in for DYNR were $591.281 million and the exchanges-out month-to-date were $594.744 million. These amounts represent approximately 13% TNA in one month's activity. (Class C amounts were $42.6 million and $42.7 million, respectively.) The cash position that the fund maintains is able to cover most redemptions. However, if the timing activity continues to increase, higher cash positions will be required to avoid borrowings.

This type of activity is not in the best interests of the other fund shareholders.

Note also that the Sales and Redemption report also indicates that the following funds are experiencing high levels of exchanges: TEC, FIN, HEA, among others. The activity is in both class R and class C. The month-to-date total exchanges for the non-money market funds were:
In, $1.6 billion and Out, $1.7 billion. The money markets were $1.7 billion and $1.6 billion, respectively. The grand total is $3.3 billion in and $3.3 billion out which is a significant volume.

[redacted]

FOIA Confidential Treatment Requested

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